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                     May 23, 2024

       John Garilli
       Interim Chief Financial Officer
       Seritage Growth Properties
       500 Fifth Avenue, Suite 1530
       New York, NY 10110

                                                        Re: Seritage Growth
Properties
                                                            Form 10-K for the
year ended December 31, 2023
                                                            File No. 001-37420

       Dear John Garilli:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction